 Exhibit 99.1

Yulong Receives Additional Determination Letter from Nasdaq

New York, Nov. 23, 2018 (GLOBE NEWSWIRE) -- Yulong Eco-Materials Limited (Nasdaq CM: YECO) today announced that it has received an additional Determination Letter from Nasdaq dated November 19, 2018.

The Letter stating the following:

The Company does not comply with Nasdaq’s filing requirements for continued inclusion set forth in Listing Rule 5250(c)(1) (the “Rule”) because it has not filed its Form 20-F for the period ended June 30, 2018. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

Under our rules, a Company that receives a delist determination for delinquency, can request an appeal to a Hearings Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A request for a hearing regarding a delinquent filing will stay the suspension of the Company’s securities only for a period of 15 days from the date of the request. In that regard, since the Company is already before a Hearings Panel for its failure to comply with Listing Rule 5110(a), the Company will have seven days, or until November 26, 2018 to request a stay of the suspension, pending a Hearings Panel decision. The request should include an explanation of why an extended stay is appropriate. A Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable but in any event no later than 15 calendar days following the deadline to request a further stay.

The Company intends to promptly comply with this Nasdaq directive and has engaged a new auditor, G.C. & Associates CPA, PLLC on November 20, 2018.

“We will complete the audit and file our required 20F as soon as possible to regain Nasdaq compliance”, said CEO, Hoi Ming Chan.

About the Millennium Sapphire business

YECO plans to take the Millennium Sapphire on a tour of museums around the world, produce a television documentary, and include it the gemstone in a number of feature films.  The Company will develop games around museum tours, much in the same manner as the Pokemon Go craze and other virtual games. CEO Hoi Ming Chan said, “We plan to develop the business and cash flows of the Millennium Sapphire through games, branding and licensing, along with royalties and ticket sales through major museums worldwide. We will also retain some of the world’s top art and promotions experts to develop and manage this once in a lifetime opportunity.”

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. The words or phrases “plans,” “would be,” “will allow,” “intends to,” “may result,” “are expected to,” “will continue,” “anticipates,” “expects,” “estimate,” “project,” “indicate,” “could,” “potentially,” “should,” “believe,” “think,” “considers” or similar expressions are intended to identify “forward-looking statements.” These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

YECO has 28.41 million shares issued and outstanding with a float of 1,012,375 shares. 1,070,000 million 5 year warrants exercisable at $5 per share.

Contact:

Dennis Burns

Investor Relations

Tel 877-561-8101

dburns@nvestrain.com

For more information on the Millennium Sapphire please visit:

www.millenniumsapphire.com

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